Alpine Woods Capital Investors, LLC	Meimei Li
2500 Westchester Avenue, Suite 215	Treasurer
Purchase, New York 10577	Direct Line: (914) 417-6427
Fax: (914) 251-9098

March 30, 2009

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

VIA EDGAR

RE:
Rule 17g-1 Fidelity Bond Filing Information with Respect to Period Covering March 31, 2009 through March 31, 2010 for the Following Investment Companies (Investment Company Act of 1940 File Number) (each a “Trust”):

Alpine Equity Trust (811-05684)
Alpine Income Trust (811-21210)
Alpine Series Trust (811-10405)

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to the Alpine Funds complex of mutual funds referenced above. Please note for the Commission’s records, the following:

a.	A copy of the executed Joint Insured Fidelity Bond with a schedule of individual named insureds, for the period from March 31, 2009 through March 31, 2010 is enclosed under Exhibit 1;

b.
A copy of the resolution from the March 30, 2009, meeting of the Board of Trustees at which a majority of trustees not considered “interested persons” approved the amount, type, form and coverage of the Fidelity Bond, and the portion of the premium to be paid by each Trust for the period from March 31, 2009 through March 31, 2010 is enclosed under Exhibit 2;

c.
A document showing the amount of the single insured bond which each Trust would have provided and maintained had it not been named as an insured under the Joint Insured Fidelity Bond for the period from March 31, 2009 through March 31, 2010 is enclosed under Exhibit 3;

d.	Premiums of $10,985 will be paid for the period from March 31, 2009 through March 31, 2010; and

e.	A copy of the agreement between each Trust and all of the other named insureds entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed under Exhibit 4.

Please contact me if you have any questions or require additional information.

Very truly yours,

/s/ Meimei Li

Meimei Li
Treasurer

Enclosures